SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.6)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,061,433

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,061,433

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,061,433

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,592,148

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,592,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,592,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,592,148

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,592,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,592,148

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Epicor Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of November 13, 2008 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

No transactions have been effected by the Reporting Persons since the filing of their last Schedule 13D amendment on October 17, 2008.

As of the date of this filing,

Elliott beneficially owns 3,061,433 shares of Common Stock, consisting of: (i) 2,426,001 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 635,432 shares of Common Stock. The 3,061,433 shares of Common Stock constitute 5.1% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 4,592,148 shares of Common Stock, consisting of: (i) 3,638,999 shares of Common Stock and (ii) Convertible Bonds convertible into 953,149 shares of Common Stock. The 4,592,148 shares of Common Stock constitute 7.5% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 7,653,581 shares of Common Stock constituting 12.4% of all of the outstanding shares of Common Stock.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On October 15, 2008, Elliott ERP LLC (“EEL”), a wholly-owned subsidiary of Elliott, publicly announced that it was making a tender offer (the “Tender Offer”) to acquire all outstanding shares of Common Stock not owned by the Reporting Persons, for $9.50 per share, net to the seller in cash, without interest and less applicable withholding taxes, on the terms and subject to the conditions specified on the Schedule TO filed by Elliott and EEL with the United States Securities and Exchange Commission (“SEC”) on October 15, 2008 (the “Original Schedule TO”). On November 4, 2008, Elliott and EEL filed Amendment No.1 to the Original Schedule TO (“Amendment No.1”), a copy of which is attached hereto as Exhibit D and which is incorporated herein by reference. On November 6, 2008, Elliott and EEL filed Amendment No.2 to the Original Schedule TO, as amended (“Amendment No.2”), a copy of which is attached hereto as Exhibit E and which is incorporated herein by reference. The Original Schedule TO, as amended by Amendment No.1 and Amendment No.2, shall be referred to herein as the “Schedule TO.” Amendment No.1 and Amendment No.2 shall collectively be referred to herein as the “Schedule TO Amendments.”

The Schedule TO Amendments amended the Tender Offer by, including without limitation, (1) reducing the price to be paid pursuant to the Tender Offer from $9.50 per share of Common Stock to $7.50 per share, and (2) extending the expiration date from November 12, 2008 until November 18, 2008, unless terminated or extended as provided in the Schedule TO.

Investors are encouraged to read the Schedule TO, including the Schedule TO Amendments.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangement, understandings or relationships with respect to the securities of the Issuer other than the Tender Offer and Schedule TO discussed in Item 4.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 1, 2008 (previously filed)

Exhibit C - Schedule TO filed by Elliott ERP LLC on October 15, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit D - Schedule TO-T/A (Amendment No.1) filed by Elliott ERP LLC on November 4, 2008 with the Securities and Exchange Commission

Exhibit E - Schedule TO-T/A (Amendment No.2) filed by Elliott ERP LLC on November 6, 2008 with the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	November 13, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT D

Schedule TO-T/A

(Amendment No.1)

FIELD COPY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 1)
EPICOR SOFTWARE CORPORATION
(Name of Subject Company)
ELLIOTT ERP LLC ELLIOTT ASSOCIATES, L.P.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29426l108
(CUSIP Number of Class of Securities)
Jesse A. Cohn Elliott Associates, L.P. 712 Fifth Avenue, 36th Floor New York, New York 10019 Telephone: (212) 506-2999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to: Robert B. Schumer Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23
*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“Epicor” and such shares, “Shares”), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“Elliott Associates”) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares. 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the “Convertible Notes”) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share. The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 15, 2008 (the “Schedule TO”), by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Epicor Software Corporation, a Delaware corporation, at $9.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9.

The price per Share to be paid pursuant to the Offer has been decreased from $9.50 per Share to $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms set forth in the Offer to Purchase, as amended. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $9.50 per Share are hereby amended and restated to refer to $7.50 per Share.

The Offer has been extended from 11:59 P.M., New York City time, on Wednesday, November 12, 2008 until 11:59 P.M., New York City time, on Monday, November 17, 2008. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 11:59 P.M., New York City time, on Wednesday, November 12, 2008 are hereby amended and restated to refer to 11:59 P.M., New York City time, on Monday, November 17, 2008.

The full text of the letter sent to the Company Board by Elliott Associates on November 4, 2008 and the press release issued by Elliott Associates on November 4, 2008, announcing the revised offer price and the extension of the Offer are filed herewith as Exhibits (a)(5)(ii) and (a)(5)(iii), respectively.

The Offer to Purchase is further amended as follows:

The second sentence of the response to the question “Do you have the financial resources to pay for the shares?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“Based upon Epicor Software Corporation’s filings with the Securities and Exchange Commission, we estimate that we will need approximately $417 million to acquire Epicor Software Corporation pursuant to the Offer and the Merger and to pay the related fees and expenses.”

The following question and response is hereby added to the Summary Term Sheet after the response to the question “Have you held discussions with Epicor Software Corporation?”:

“What does the Board of Directors of Epicor Software Corporation think of the offer?

On October 28, 2008, Epicor Software Corporation issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that its Board of Directors had voted to recommend that Epicor Software Corporation’s stockholders reject the offer at the original offer price of $9.50 per share, that certain objective conditions to the Offer had been violated and could not be satisfied and that the Company Board (as defined below) had no current intention to take the actions necessary to satisfy the Section 203 Condition (as defined below) and the Rights Condition (as defined below). See “The Offer-Section 11-Background of the Offer.”

The last sentence of Section 3 (“Procedure for Tendering Shares”) is hereby deleted in its entirety and replaced with the following:

“The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding; provided that, stockholders shall have the right to challenge such interpretation before a court of competent jurisdiction.”

The second to last sentence of Section 4 (“Withdrawal Rights”) is hereby deleted in its entirety and replaced with the following:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding; provided that, stockholders shall have the right to challenge such determination before a court of competent jurisdiction.”

The first paragraph of Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“According to the Company 10-Q, as of August 1, 2008 there were outstanding 59,573,711 Shares and according to the Company 10-K, as of December 31, 2007, there were outstanding no shares of preferred stock and stock options to purchase approximately 2,104,607 Shares. Therefore, we have assumed the purchase of 55,613,318 Shares, which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by the Elliott Funds and (ii) stock options outstanding as of December 31, 2007 with respect to 2,104,607 Shares. The 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Notes have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share. Based upon the foregoing, we will need approximately $417 million (the “Purchase Price”) to acquire the Company pursuant to the Offer and the Merger and to pay related fees and expenses. Elliott Associates expects to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Elliott Associates’ working capital or from alternative sources of debt or equity financing. While we have had discussions with third parties concerning such alternative financing, we have not entered into any agreement with respect to any such alternative financing as of the date of the Offer.”

Section 11 (“Background of the Offer”) of the Offer to Purchase is hereby amended to add the following after the last paragraph of the Section:

“On October 28, 2008, the Company issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that the Company Board had voted to recommend that the Company’s stockholders reject the offer at the original offer price of $9.50 per Share, that certain objective conditions to the Offer had been violated and could not be satisfied and that the Company Board had no current intention to take the actions necessary to satisfy the Section 203 Condition and the Rights Condition.

On October 30, 2008, Elliott Associates was granted early clearance of antitrust concerns under the Hart-Scott Rodino Act by the Federal Trade Commission.

On November 4, 2008, Elliott Associates responded to the Company’s Schedule 14D-9 by sending the following letter to the Company Board:

“Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

3

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $9.50 per share.

We are extremely disappointed by the Board’s action, and we believe all shareholders should be. As Epicor made clear in its own filing dated October 28, 2008, Elliott has repeatedly tried to engage the Board in a constructive manner, asking for meetings and standard access to diligence in an attempt to reach an expedited, friendly deal. The Board has flatly rejected each of our attempts and has now recommended against our offer – an offer we made along with an indication that access to diligence might even allow us to raise the consideration. The Board’s actions are particularly puzzling in light of current economic conditions, Epicor’s recently announced double digit year-over-year decline in its organic license revenue growth, and its abysmal financial guidance for the future.

In accordance with the terms of our offer, effective immediately, we are reducing the price that we are willing to pay to $7.50 per share, payable in cash and extending the duration of our offer until 11:59 P.M., New York City time, on Monday, November 17, 2008. If finally given the opportunity to conduct diligence, we are hopeful the offer could be increased. In the absence of such an opportunity, however, it will remain at $7.50 per share.

While we review the situation, we would remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Nonetheless, Elliott fully intends to continue to pursue an acquisition of Epicor, and we are actively evaluating all courses of action.

Sincerely,

Jesse A. Cohn

Portfolio Manager”

On November 4, 2008, we reduced the Offer price from $9.50 per Share to $7.50 per Share and extended the Offer from 11:59 P.M., New York City time, on Wednesday, November 12, 2008 until 11:59 P.M., New York City time, on Monday, November 17, 2008.”

Paragraph (iii) of Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“(iii) on or after November 3, 2008 any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to the Company or any of its affiliates or result in a material deterioration in the Company’s current cash position, or we become aware of any facts that, in our reasonable judgment, have or might be adverse in any material or significant manner with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares; or”

Paragraph (iv) of Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from the close of business on November 3, 2008 or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company

4

and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions, (h) any material adverse change (or development or threatened development involving a prospective material adverse change) in the London Interbank Offer Rate or any other interest rates, or (i) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or”

Subsection (vi)(k) of Section 14 (“Conditions of the Offer”) is hereby deleted in its entirety and replaced with the following:

“(k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), other than the amended and restated bylaws of the Company disclosed in the Company’s Form 8-K filed with the SEC on October 16, 2008 or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed, other than the amended and restated bylaws of the Company disclosed in the Company’s Form 8-K filed with the SEC on October 16, 2008;”

The last sentence of Section 14 (“Conditions of the Offer”) is hereby deleted in its entirety and replaced with the following:

“Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties; provided that, stockholders shall have the right to challenge such determination before a court of competent jurisdiction.”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

As of November 3, 2008, approximately 82,094 Shares have been tendered in and not withdrawn from the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(5)(ii) Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.

(a)(5)(iii) Press release issued by Elliott Associates, L.P., dated November 4, 2008.”

5

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	November 4, 2008.
ELLIOTT ERP LLC
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.
By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 15, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement dated October 15, 2008.*
(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*
(a)(5)(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.
(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

_______________

*	Previously filed.

Exhibit (a)(5)(ii)

November 4, 2008

Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $9.50 per share.

We are extremely disappointed by the Board’s action, and we believe all shareholders should be. As Epicor made clear in its own filing dated October 28, 2008, Elliott has repeatedly tried to engage the Board in a constructive manner, asking for meetings and standard access to diligence in an attempt to reach an expedited, friendly deal. The Board has flatly rejected each of our attempts and has now recommended against our offer – an offer we made along with an indication that access to diligence might even allow us to raise the consideration. The Board’s actions are particularly puzzling in light of current economic conditions, Epicor’s recently announced double digit year-over-year decline in its organic license revenue growth, and its abysmal financial guidance for the future.

In accordance with the terms of our offer, effective immediately, we are reducing the price that we are willing to pay to $7.50 per share, payable in cash and extending the duration of our offer until 11:59 P.M., New York City time, on Monday, November 17, 2008. If finally given the opportunity to conduct diligence, we are hopeful the offer could be increased. In the absence of such an opportunity, however, it will remain at $7.50 per share.

While we review the situation, we would remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Nonetheless, Elliott fully intends to continue to pursue an acquisition of Epicor, and we are actively evaluating all courses of action.

Sincerely,

Jesse A. Cohn

Portfolio Manager

Exhibit (a)(5)(iii)

For More Information Contact:

Scott Tagliarino

(212) 974-6000

(917) 922-2364 (cell)

ELLIOTT REDUCES OFFER PRICE TO $7.50 PER SHARE FOR

EPICOR SOFTWARE CORPORATION

NEW YORK (November 4, 2008) – Elliott Associates, L.P., a major stockholder of Epicor Software Corporation (NASDAQ: EPIC) that owns collectively with its affiliated funds 10.2% of the common stock of the company, today announced that it is lowering its offer price for all of the outstanding shares of common stock of Epicor to $7.50 per share from $9.50 per share and extending the duration of the offer until 11:59 P.M., New York City time, on Monday, November 17, 2008. Elliott’s offer was scheduled to expire at 11:59 P.M., New York City time, on Wednesday, November 12, 2008.

Elliott sent the following letter to Epicor’s Board today:

“Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $9.50 per share.

We are extremely disappointed by the Board’s action, and we believe all shareholders should be. As Epicor made clear in its own filing dated October 28, 2008, Elliott has repeatedly tried to engage the Board in a constructive manner, asking for meetings and standard access to diligence in an attempt to reach an expedited, friendly deal. The Board has flatly rejected each of our attempts and has now recommended against our offer – an offer we made along with an indication that access to diligence might even allow us to raise the consideration. The Board’s actions are particularly puzzling in light of current economic conditions, Epicor’s recently announced double digit year-over-year decline in its organic license revenue growth, and its abysmal financial guidance for the future.

In accordance with the terms of our offer, effective immediately, we are reducing the price that we are willing to pay to $7.50 per share, payable in cash and extending the duration of our offer until 11:59 P.M., New York City time, on Monday, November 17, 2008. If finally given the opportunity to conduct diligence, we are hopeful the offer could be increased. In the absence of such an opportunity, however, it will remain at $7.50 per share.

While we review the situation, we would remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Nonetheless, Elliott fully intends to continue to pursue an acquisition of Epicor, and we are actively evaluating all courses of action.

Sincerely,

Jesse A. Cohn

Portfolio Manager”

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $14.5 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

All trademarks used or mentioned in this release are protected by law.

IMPORTANT INFORMATION

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR EPICOR’S COMMON STOCK. ELLIOTT FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (CONTAINING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED MATERIALS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) ON OCTOBER 15, 2008. THESE MATERIALS, AS AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION AND INVESTORS AND STOCKHOLDERS OF EPICOR ARE ADVISED TO READ THESE DISCLOSURE MATERIALS CAREFULLY. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ELLIOTT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE DISCLOSURE MATERIALS MAY ALSO BE OBTAINED AT NO COST FROM THE INFORMATION AGENT, MACKENZIE PARTNERS, INC. COLLECT AT (212) 929-5500 OR TOLL-FREE AT (800) 322-2885. YOU MAY ALSO EMAIL MACKENZIE PARTNERS, INC. AT TENDEROFFER@MACKENZIEPARTNERS.COM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS “ANTICIPATE,” “BELIEVE,” “EXPECT,” “ESTIMATE,” “PLAN,” AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF ELLIOTT AND ITS AFFILIATES AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE.

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EXHIBIT E

Schedule TO-T/A

(Amendment No.2)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

ELLIOTT ERP LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426l108

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212) 506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23

*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“Epicor “and such shares,” Shares “), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“Elliott Associates “) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares. 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the” Convertible Notes “) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share. The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

This amendment No. 2 to Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 15, 2008, as amended (the “Schedule TO”), by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Epicor Software Corporation, a Delaware corporation, at $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9.

The Offer has been extended from 11:59 P.M., New York City time, on Monday, November 17, 2008 until 11:59 P.M., New York City time, on Tuesday, November 18, 2008. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 11:59 P.M., New York City time, on Monday, November 17, 2008 are hereby amended and restated to refer to 11:59 P.M., New York City time, on Tuesday, November 18, 2008.

The Offer to Purchase is further amended as follows:

The response to the question”What does the Board of Directors of Epicor Software Corporation think of the Offer?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“On October 28, 2008, Epicor Software Corporation issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that its Board of Directors had voted to recommend that Epicor Software Corporation’s stockholders reject the offer at the original offer price of $9.50 per share, that certain objective conditions to the Offer had been violated and could not be satisfied and that the Company Board (as defined below) had no current intention to take the actions necessary to satisfy the Section 203 Condition (as defined below) and the Rights Condition (as defined below). On November 5, 2008, Epicor Software Corporation issued a press release, and filed an amendment to the solicitation/recommendation statement that it filed with the Securities and Exchange Commission on October 28, 2008, announcing that its Board of Directors had voted to recommend that Epicor Software Corporation’s stockholders reject the offer at the amended offer price of $7.50 per share. See”The Offer-Section 11-Background of the Offer.”

The paragraph beginning with “On October 30, 2008” in Section 11 (“Background of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“On October 29, 2008, Elliott Associates was granted early clearance of antitrust concerns under the Hart-Scott Rodino Act by the Federal Trade Commission.”

2

Section 11 (“Background of the Offer”) of the Offer to Purchase is hereby amended to add the following after the last paragraph of the Section:

“On November 5, 2008, the Company issued a press release, and filed an amendment to the solicitation/recommendation statement that it filed with the Securities and Exchange Commission on October 28, 2008, announcing that the Company Board had voted to recommend that the Company’s stockholders reject the offer at the amended offer price of $7.50 per Share.”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

As of November 5, 2008, approximately 316,279 Shares have been tendered in and not withdrawn from the Offer.

Item 12. Exhibits.

Exhibit No.			Description

(a)	(1)	(i)	Offer to Purchase dated October 15, 2008.*

(a)	(1)	(ii)	Letter of Transmittal.*

(a)	(1)	(iii)	Notice of Guaranteed Delivery.*

(a)	(1)	(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)	(1)	(vii)	Summary Advertisement dated October 15, 2008.*

(a)	(5)	(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)	(5)	(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.*

(a)	(5)	(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.*

(b)			Not applicable.

(d)			Not applicable.

(g)			Not applicable.

(h)			Not applicable.

____________________________________

*	Previously filed.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008.

ELLIOTT ERP LLC

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

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EXHIBIT INDEX

Exhibit No.			Description

(a)	(1)	(i)	Offer to Purchase dated October 15, 2008.*

(a)	(1)	(ii)	Letter of Transmittal.*

(a)	(1)	(iii)	Notice of Guaranteed Delivery.*

(a)	(1)	(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)	(1)	(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)	(1)	(vii)	Summary Advertisement dated October 15, 2008.*

(a)	(5)	(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)	(5)	(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.*

(a)	(5)	(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.*

(b)			Not applicable.

(d)			Not applicable.

(g)			Not applicable.

(h)			Not applicable.

______________________________

*	Previously filed.

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